
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Better Brownie Bites, Inc.

Legal status of Issuer:

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware
>
> ***Date of Organization:***
>
> April 11, 2022

Physical Address of Issuer:

520 Hampshire Street, Ste 210, San Francisco, CA 94110

Website of Issuer:

https://www.btrnation.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

$25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$124,000

Deadline to reach the Target Offering Amount:

August 21, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)*
Total Assets	$492,653	N/A
Cash & Cash Equivalents	$60,122	N/A
Accounts Receivable	$113,331	N/A
Short-term Debt	$39,900	N/A
Long-term Debt	$367,500	N/A
Revenues/Sales	$582,812	N/A
Cost of Goods Sold	$250,698	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	($107,274)	N/A

*The Company was incorporated in 2022 in connection with a tax-free reorganization of Better Brownie Bites, LLC (a New York limited liability company formed January 13, 2016) which is now a subsidiary of the Company.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Better Brownie Bites, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE.

PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C..i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

THE OFFERING AND THE SECURITIES 1

    The Offering 1

    The Deal Page..1

    The Securities 2

COMMISSION AND FEES..5

    Other Compensation 5

RISK FACTORS 6

    Risks Related to the Issuer's Business and Industry 6

    Risks Related to the Offering 11

    Risks Related to the Securities...13

    Description of the Business 17

    Business Plan 17

    The Issuer's Products and/or Services 17

    Intellectual Property 18

    Governmental/Regulatory Approval and Compliance...18

    Litigation 18

USE OF PROCEEDS 19

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS 21

    Biographical Information...21

    Indemnification 21

CAPITALIZATION, DEBT AND OWNERSHIP 22

    Capitalization..22

    Outstanding Debt 27

    Ownership...28

FINANCIAL INFORMATION...29

    Cash and Cash Equivalents...29

    Liquidity and Capital Resources...29

    Capital Expenditures and Other Obligations 29

    Valuation 29

    Material Changes and Other Information 29

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 30

TAX MATTERS 30

LEGAL MATTERS 31

ADDITIONAL INFORMATION..32

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of **$25,000** (the "**Target Offering Amount**") and up to a maximum amount of **$124,000** (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is **$100** and the Maximum Individual Purchase Amount is **$25,000**. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by August 21, 2023 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. <u>**Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**</u>

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under **https://republic.com/btr-nation** (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than **$1,000,000** cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by (a) or (b) immediately below:

(a) the quotient of **$5,000,000** ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by **90%**.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) **$5,000,000** divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with at the direction of the Chief Executive Officer of the Issuer ("**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Product liability suits, recalls and threatened market withdrawals, could have a material adverse effect on our business.

Many of our products are susceptible to harmful bacteria, and the sale of food products for human consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties, faulty packaging materials, product contamination, or spoilage. Under certain circumstances, our customers or we may be required to recall or withdraw products, which may lead to a material and adverse effect on our business, financial condition or results of operations. Our customers may also voluntarily recall or withdraw a product we manufactured or packaged, even without consulting us, which could increase our potential liability and costs and result in lost sales. A product recall or withdrawal could result in significant losses due to the costs of the recall, the destruction of product inventory, and lost sales due to the unavailability of products for a period of time. In addition, a recall or withdrawal may cause us to lose future revenues from, or relationships with, one or more material customers, and the impact of the recall or withdrawal could affect our customers' willingness to continue to purchase related or unrelated products from us or could otherwise hinder our ability to grow our business with those customers. We could also be forced to temporarily close one or more production facilities.

Even if a situation does not necessitate a recall or withdrawal, product liability claims might be asserted against us. If a product recall or withdrawal were to lead to a decline in sales of a similar or related product sold by a third party, that party could also initiate litigation against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our co-packers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness in the future, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential customers and consumers, as well as our company and brand image.

Moreover, future claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. Further, we may incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a future product recall could have a material and adverse effect on our business, financial condition and results of operations.

Food safety concerns and instances of food-borne illnesses caused by third parties could harm our business.

Our internal processes and training may not be fully effective in preventing contamination of food products that could lead to food-borne illnesses. We rely on third-party suppliers and distributors, which increases the risk that food-borne illness incidents (such as E.coli, salmonella, or listeria) could occur outside of our control and at multiple locations. If consumers lose confidence in the safety and quality of our products or organic products generally, even in the absence of a recall or a product liability case, our business, financial condition and results of operations could be materially and adversely affected. Instances of food-borne illnesses, whether real or perceived, and whether or not traceable to our operations or the result of our actions or omissions, could cause negative publicity about us or our products, which could adversely affect sales. Food safety concerns and instances of food-borne illnesses and injuries caused by contaminated products sold by third parties could cause customers to shift their preferences, even if no food-borne illnesses or injuries are traced to our products. As a result, our sales may decline. Loss of customers as a result of these health concerns or negative publicity could harm our business, financial condition and results of operations.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of claims that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices, and breach of state consumer protection statutes (such as Proposition 65 in California). The FTC and/or state attorneys general may bring legal actions that seek to remove a product from the marketplace and/or impose fines and penalties. Even if not merited, class claims, actions by the FTC or state attorneys general enforcement actions could be expensive to defend and could adversely affect our reputation with existing and potential customers and consumers, as well as our company and brand image, which could have a material and adverse effect on our business, financial condition and results of operations.

Our growth and continued success depend upon consumer preferences for our products, which could change.

Our business is primarily focused on sales of organic, natural and "better-for-you" products which, if consumer demand for such categories were to decrease, could harm our business. During an economic downturn, factors such as increased unemployment, decreases in disposable income and declines in consumer confidence could cause a decrease in demand for our overall product set, particularly higher priced better-for-you products. While we continue to diversify our product offerings, developing new products entails risks, and demand for our products may not continue at current levels or increase in the future. The success of our innovation and product improvement effort is affected by our ability to anticipate changes in consumers' preferences, the level of funding that can be made available, the technical capability of our research and development staff in developing, formulating and testing product prototypes, including complying with governmental regulations, and the success of our management in introducing the resulting improvements in a timely manner.

In addition, we have seen a shift in consumption towards the e-commerce channel during the COVID-19 pandemic and may see a more substantial shift in the future. If we are unsuccessful in implementing product improvements or introducing new products that satisfy the demands of consumers, our business could be harmed.

In addition, we have other product categories that are subject to evolving consumer preferences. Consumer demand could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients and shifts in preference for various product attributes. A significant shift in consumer demand away from our products could reduce the sales of our brands or our market share, both of which could harm our business.

Our future results of operations may be adversely affected by the availability of organic ingredients.

Our ability to ensure a continuing supply of organic ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic crops, climate conditions, increased demand for organic ingredients by our competitors, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal ingredients.

The organic ingredients that we use in the production of our products (including, among others, fruits, vegetables, nuts and grains) are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of organic ingredients or increase the prices of organic ingredients. Such natural disasters and adverse weather conditions can be caused or exacerbated by climate change, and the spate of recent extreme weather events, including the more frequently occurring drought conditions in the Western United States, the extreme cold, snow and ice experienced in Texas in February 2021 and the heat wave in the Pacific Northwest in June 2021, presents an alarming trend. If our supplies of organic ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply products to our customers and adversely affect our business, financial condition and results of operations.

We also compete with other manufacturers in the procurement of organic product ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future if consumer demand for organic products increases. This could cause our expenses to increase or could limit the amount of products that we can manufacture and sell.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.\

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Better Brownie Bites, Inc. is a functional snack company. Better Brownie Bites, Inc. was incorporated in the State of Delaware on April 11, 2022. Better Brownie Bites, LLC was formed in the state of New York on January 13, 2016, and pursuant to a reorganization, Ashley Nickelsen exchanged her shares in Better Brownie Bites, LLC with Better Brownie Bites, Inc. in exchange for the same number of shares of common stock in Better Brownie Bites, Inc., making Better Brownie Bites, LLC a subsidiary of Better Brownie Bites, Inc. effective on May 1, 2022 pursuant to that certain Share Exchange Agreement, dated May 1, 2022, by and between Ashley Nickelsen and Better Brownie Bites, Inc.

The Company is incorporated in Delaware, conducts business in California via its subsidiary Better Brownie Bites, LLC and sells products through the internet throughout the United States.

The Company also conducts its business through its subsidiary Better Brownie Bites, LLC d/b/a B.T.R. Nation, a New York limited liability company, formed on January 13, 2016. Better Brownie Bites, LLC was inactive between 2016-2020 and started selling product in September 2020.

Business Plan

Better Brownie Bites, Inc. is a functional snack company creating better-for-you snacks with no added sugar and superfood ingredients. We are an omnichannel business that sells direct to consumer, through other ecommerce channels (such as Amazon), and wholesale to regional and specialty retailers (such as Erewhon Market and Foxtrot Market). Our direct-to-consumer business makes up 55%+ of our current channel strategy with the best profit margins, a gross profit margin of 60%. Our mix of other channels is an effort to meet our customers where they are already shopping in-store and online. Although the margins are lower due to working with distributors, the volume helps our business grow exponentially. B.T.R. NATION currently has two product lines in the market: superfood protein bars and superfood chocolate. B.T.R. NATION will continue to build out their snack portfolio by adding a new product line each subsequent year.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Superfood Protein Bars	(5 flavors: Cinnamon Cookie Dough ENERGY, Dark Chocolate Brownie RECHARGE, Peanut Butter Chocolate Chip BLISS, Cherry Chocolate Chip ZEN, Banana Nut NOURISH) Better-for-you protein bars that have no added sugar or questionable ingredients. Low calorie, low sugar, vegan, gluten-free, and boosted with superfoods. They sell for $2.49-$2.99/bar	Health-conscious consumer that reads ingredient labels and is looking for a healthier snack alternative for themselves and their families. Our target market spans from 18-54 and skews female. Our customer shops primarily in metro areas and/or is familiar with shopping online.
Superfood Chocolate	Best-in-class chocolate & candy that's not only good for you, but good for the planet. No added sugar, naturally sweetened with dates, and sustainably sourced cacao from regenerative family farms. The first chocolate we're reimagining: the nut butter cup. Low calorie, vegan, gluten-free, and boosted with superfoods. 3 flavors: Snickerdoodle, Brownie Batter, and Cherry	Health-conscious consumer that reads ingredient labels and is looking for a healthier snack alternative for themselves and their families. Our target market spans from 18-54 and skews female. Our customer shops primarily in metro areas and/or is familiar with shopping online.

Chocolate. They sell in pouches of 6
cups for $12.99 per pouch.

Customer Base

The B.T.R. NATION customer is the health-conscious consumer that reads ingredient labels and is looking for a healthier snack alternative for themselves and their families. Our target consumer spans from 18-54 and skews female. Our customer shops primarily in metro areas and/or is familiar with shopping online.

Intellectual Property *

Application or Registration #	Title	Description	File Date	Grant Date	Country
6279143	B.T.R.	Trademark; IC 029 Nut-based snack foods.	May 14, 2020	February 23, 2021	USA
97105007	B.T.R. Nation	Trademark; IC 029 Nut-based food bars; Nut-based snack bars; Nut-based snack foods	November 2, 2021	Pending	USA

*The trademarks referenced herein are owned by Better Brownie Bites, LLC, a wholly-owned subsidiary of the Company.

The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law. The Company holds no patents and has filed no patent applications.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds if the Intermediary Fees applied are six percent (6.0%) of the dollar amount raised in the Offering:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$7,440
New Product Marketing	14%	$3,500	14%	$17,360
Research and Development	20%	$5,000	20%	$24,800
New Hires	30%	$7,500	30%	$37,200
General Working Capital	30%	$7,500	30%	$37,200
Total	**100%**	**$25,000**	**100%**	**$124,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

New Product Marketing - Although most of our revenue streams in organically through content via Instagram, TikTok, Brand Ambassadors, and word of mouth, we want to increase our marketing spend by focusing on influencers to share more about our product launches. We currently do a lot of influencer seeding, and when influencers share about our product, we acquire hundreds of new customers. We want to triple down on this strategy and further our sponsored partnerships.

Research and Development – R&D in the food and beverage industry can be quite expensive. As a functional snack company, we are always trying to bring to market a truly innovative product with truly unique recipes and a snack that is missing in the market that the market needs. We plan on launching a new product line each year along with a line extension of 1-2 SKUs. The funds will help us launch 2 new chocolate products in the market (i.e., a better-for-you, vegan, low sugar white chocolate), extend our snack bar line, and begin the process of launching into a new category in 2024.

New Hires – We plan to hire a part-time Operations Manager in 2023 to help with optimizing our logistics, supply chain, and procurement by identifying ways to improve our COGs and efficiency while reducing waste.

Distribution – We plan on using the funds to help us open more doors by opening 1-2 new distribution centers in 2023. This will help us expand our door count by 500-750 stores by early 2024.

Working Capital – We have been spending the entire year trying to keep up with the demand. We've had several out of stocks on our bars and even our brand-new chocolate sold out within the first three weeks of launch. As a result, we need to drastically increase production in order to keep product in stock.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ashley Nickelsen	Founder, Director, CEO, President, Secretary and Treasurer	Better Brownie Bites, LLC, Founder and Manager, January 13, 2016 to Present and Better Brownie Bites, Inc., Founder, Director, President, CEO, Treasurer and Secretary, April 11, 2022 to Present. Responsibilities: Responsible for all major corporate decisions, managing the overall operations and resources of the companies, including the creation and development of the B.T.R. Nation products as "Chief Snack Officer".	BA, Biology, New York University (2010) M.Ed, Rutgers University (2012)

Biographical Information

Ashley Nickelsen: In January 2016, Ashley formed Better Brownie Bites, LLC where she serves as Founder and Chief Executive Officer. Ashley incorporated Better Brownie Bites, Inc. in April 2022, and through a share exchange transaction, she exchanged her shares in Better Brownie Bites, LLC for shares in Better Brownie Bites, LLC, making Better Brownie Bites, LLC a subsidiary of Better Brownie Bites, Inc. Ashley is the Founder, CEO, President, Secretary and Treasurer of Better Brownie Bites, Inc. and executed the share exchange transaction in connection with the company's portfolio expansion. Prior to founding Better Brownie Bites, LLC and its parent company Better Brownie Bites, Inc., Ashley served as the Head of Sales and Marketing at Further Food, a wellness supplement company. Ashley attended New York University from 2006-2010 where she received her Bachelor's in Biology with a concentration in Biochemistry and Public Health Nutrition. Ashley also attended Rutgers University from 2010-2012 where she received her M.Ed in Higher Education.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 22,000,000 shares of common stock of which 9,000,000 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**") and 8,000,000 shares of preferred stock of which none are issued and outstanding, par value $0.0001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$200,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	All capitalized terms used below have the meanings as set forth in the SAFEs. The Post-Money Valuation Cap is $4,000,000. The agreements state if there is an Equity Financing before the termination of the SAFE, on the initial closing of an Equity Financing (a sale of Preferred Stock at a fixed valuation), the SAFEs will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of the SAFE, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (the "***Cash-Out Amount***") or (ii) automatically receive from the Company, a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of the SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE agreements will expire and terminate upon either (i) the issuance of Capital Stock to the Investor pursuant to an Equity Financing event or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.7%*

*The percentage assumes a conversion at the Safe Price as defined in the SAFE (the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization which is assumed to be 10,000,000 shares for purposes hereof) in an Equity Financing of $1,000,000 at a $5,000,000 pre-money valuation.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$367,500
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	All capitalized terms used below have the meanings as set forth in the SAFEs. The Post-Money Valuation Cap is $3,500,000. For SAFEs with a face value totaling $50,000, a Discount Rate is 70%; the remaining SAFEs have no Discount Rate. The agreements state if there is an Equity Financing before the termination of the SAFE, on the initial closing of an Equity Financing (a sale of Preferred Stock at a fixed valuation), the SAFEs will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of the SAFE, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (the "***Cash-Out Amount***") or (ii) automatically receive from the Company, a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of the SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE agreements will expire and terminate upon either (i) the issuance of Capital Stock to the Investor pursuant to an Equity Financing event or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.7%*

*The percentage assumes a conversion at the Safe Price as defined in the SAFE (the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization which is assumed to be 10,000,000 shares for purposes hereof) in an Equity Financing of $1,000,000 at a $5,000,000 pre-money valuation.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$25,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	All capitalized terms used below have the meanings as set forth in the SAFEs. The Post-Money Valuation Cap is $3,500,000. The agreements state if there is an Equity Financing before the termination of the SAFE, on the initial closing of an Equity Financing (a sale of Preferred Stock at a fixed valuation), the SAFEs will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Equity Financing Price. If there is a Liquidity Event before the expiration or termination of the SAFE, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (the "***Cash-Out Amount***") or (ii) automatically receive from the Company, a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of the SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE agreements will expire and terminate upon either (i) the issuance of Capital Stock to the Investor pursuant to an Equity Financing event or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	.52%*

* The percentage assumes a conversion at the Safe Price as defined in the SAFE (the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization which is assumed to be 10,000,000 shares for purposes hereof) in an Equity Financing of $1,000,000 at a $5,000,000 pre-money valuation.

Type	Options to Purchase Common Stock*
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

*All awards will be issued under the Company's 2022 Equity Incentive Plan (the "Plan"). There are 1,000,000 shares of Common Stock authorized for issuance under the Plan.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Consignment Agreement
Creditor	Ouiby Inc. d/b/a Kickfurther
Amount Outstanding	$26,089
Interest Rate and Amortization Schedule	No interest applies; however, the promissory note executed by the Company in favor of Kickfurther is due upon demand.
Description of Collateral	N/A
Other Material Terms	The Company (hereinafter "Consignee") agrees to use the services of KF to attempt to raise a total of $30,119.04 (the "Total Raise Amount") to purchase the inventory set forth in Exhibit A. Consignee agrees and acknowledges the total payment obligation owed to Kickfurther for all of the inventory set forth in Exhibit A is $32,240.52 ("Total Payout Amount"), but that Consignee shall have the right to return such inventory, as provided by this Consignment Agreement, in lieu of such payment. Following KF's Acceptance, Consignee authorizes Kickfurther to identify and work with individuals willing to purchase the Consignment Inventory (the "Buyers") between the date the offer is accepted until such time as $32,240.52 has been remitted to Kickfurther or Kickfurther otherwise acknowledges the Co-Op is complete. Notwithstanding the foregoing, Consignee shall have the right to return Consignment Inventory to be credited towards this Total Payout Amount, in lieu of such payment as set forth herein. Consignment Inventory may not be returned to be credited against any fees, interest, or other amounts owed to Kickfurther. Kickfurther makes no guarantee that any launched Co-Op will fund or that any of the funds will be made available to Consignee.
Maturity Date	N/A
Date Entered Into	March 14, 2023

Type	Shopify Inventory Financing
Creditor	Webank
Amount Outstanding	$8,245.93
Interest Rate and Amortization Schedule	11.85%
Description of Collateral	Continuing and unconditional lien on and security interest in and to the following, whether now owned, or hereafter acquired, or arising and wherever located (collectively, the Collateral): (a) all Accounts and all balances in such Accounts; (b) all general intangibles (as that term is defined in Article 9 of the Uniform Commercial Code), all payment intangibles, all rights to payment, all accounts receivable (including the Other Business Credits), and all other rights (whether arising under common law, statutes, regulations, or otherwise) of Borrower in each case arising with respect to or in connection with the Accounts; (c) all money, cash equivalents, and other similar assets of Borrower that now or hereafter come into the possession, custody, or control of Lender, Processor or Other Processor (or any of their respective agents or designees); and (d) all of the proceeds (as such term is defined in the applicable UCC) and products, whether tangible or intangible, of any of the foregoing.
Other Material Terms	The Company to pay Shopify 14% of its daily sales until $31,900 is fully paid off. This financing does not have a fixed payment schedule or a minimum payment amount.
Maturity Date	No maturity date; however, 308 days is the estimated term.
Date Entered Into	January 25, 2023

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ashley Nickelsen	9,000,000, Shares of Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of May 31, 2023 the Issuer had an aggregate of $98,500 in cash and cash equivalents, leaving the Issuer with approximately 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

There are no material changes or other information.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)*	$25,000	1	Working Capital and Distribution	September 30, 2022	Section 4(a)(2)

SAFE (Simple Agreement for Future Equity)	$367,500	9	Research and Development, Working Capital, New Hires	March 14, 2022 through November 21, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$200,000	2	Distribution; Research and Development; New Hires	February 21, 2023 through March 22, 2023	Section 4(a)(2)

*SAFE was originally issued by Better Brownie Bites, LLC on November 4, 2021 and has been exchanged for a new SAFE issued by the Company following a reorganization and incorporation of the Company.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

None. There are no qualifying transactions with related persons during the relevant period.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.btrnation.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ashley Nickelsen
(Signature)

Ashley Nickelsen
(Name)

President and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ashley Nickelsen
(Signature)

Ashley Nickelsen
(Name)

Sole Director and President/Chief Executive Officer
(Title)

June 21, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Ashley Nickelsen, certify that:

(1) the financial statements of Better Brownie Bites, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Better Brownie Bites, Inc. included in this Form reflects accurately the information reported on the tax return for Better Brownie Bites, Inc. filed for the fiscal year ended 2022.

/s/ Ashley Nickelsen

(Signature)

Ashley Nickelsen

(Name)

Sole Director and President/Chief Executive Officer

(Title)

June 21, 2023

(Date)

Better Brownie Bites, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Compilation Report

Year ended December 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To Management
Better Brownie Bites, Inc.

Management is responsible for the accompanying financial statements of Better Brownie Bites, Inc. which comprise the balance sheet as of December 31, 2022, and the related statement of operations, shareholders equity, and statement of cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter
In 2023, Better Brownie Bites, LLC was reorganized and became a wholly-owned subsidiary of Better Brownie Bites, Inc., a Delaware C-corporation.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 17, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	60,122
Accounts Receivable	113,331
Prepaid Expenses	-
Inventory	233,528
Total Current Assets	406,981
Non-current Assets	
Intangible Assets: Research and Development, net of Accumulated Depreciation	85,673
Total Non-Current Assets	85,673
TOTAL ASSETS	492,653
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	31,726
Short Term Debt	8,175
Total Current Liabilities	39,900
Long-term Liabilities	
Future Equity Obligations	367,500
Total Long-Term Liabilities	367,500
TOTAL LIABILITIES	407,400
EQUITY	
Common Stock	900
Additional Paid in Capital	251,731
Accumulated Deficit	(167,377)
Total Equity	85,253
TOTAL LIABILITIES AND EQUITY	492,653

Statement of Changes in Shareholder Equity

| | Common Stock | | | | |
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	9,000,000	900	221,731	(60,104)	162,527
Paid in Capital	-	-	30,000	-	30,000
Net Income (Loss)	-	-	-	(107,274)	(107,274)
Ending Balance 12/31/2022	9,000,000	900	251,731	(167,377)	85,253

Statement of Operations

	Year Ended December 31, 2022
Revenue	582,812
Cost of Revenue	250,698
Gross Profit	332,115
Operating Expenses	
Advertising and Marketing	212,630
General and Administrative	193,652
Rent and Lease	18,368
Research and Development	5,375
Amortization	8,342
Total Operating Expenses	438,367
Operating Income (loss)	(106,253)
Other Income	
Other	679
Total Other Income	679
Other Expense	
Interest Expense	1,700
Total Other Expense	1,700
Earnings Before Income Taxes	(107,274)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(107,274)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(107,274)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amortization	8,342
Accounts Payable and Accrued Expenses	3,584
Inventory	(82,867)
Accounts Receivable	(73,621)
Prepaids	3,400
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(141,162)
Net Cash provided by (used in) Operating Activities	(248,437)
INVESTING ACTIVITIES	
Research & Development	(79,141)
Net Cash provided by (used by) Investing Activities	(79,141)
FINANCING ACTIVITIES	
Proceeds from Short Term Debt	2,403
Proceeds from Future Equity Obligations	342,500
Proceeds from Paid-in Capital	30,000
Net Cash provided by (used in) Financing Activities	374,903
Cash at the beginning of period	12,796
Net Cash increase (decrease) for period	47,326
Cash at end of period	60,122

Better Brownie Bites, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Better Brownie Bites, Inc. ("the Company") was formed in Delaware on April 7th, 2022. In 2022, Better Brownie Bites, LLC was reorganized and became a wholly-owned subsidiary of Better Brownie Bites, Inc. Better Brownie Bites dba B.T.R. Nation is a snack company making on-the-go snacks actually good for you. The Company earns revenue through 2 primary channels: 1. selling product direct to consumer through the Company's own website, 2. selling product to businesses (i.e. Brick & mortar retailers, Amazon). The Company's headquarters are in San Francisco, CA. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, BETTER BROWNIE BITES, LLC. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at different times based on channel. For the Company's direct to consumer segment through their Shopify store, revenue is recognized at the point of sale online net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. For the retail channel, revenue is recognized 30-60 days after the point of delivery net of estimated distributor chargebacks or promotions. For Amazon, revenue is recognized at the time of shipment net of estimated returns.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Research & Development	5	97,746	(12,073)	-	85,673
Grand Total	**-**	**97,746**	**(12,073)**	**-**	**85,673**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $233,528 as of December 31st, 2022. The Company valuates its inventory using the FIFO (First-In, First-Out) method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

The Company was a pass-through entity prior to the reorganization and therefore any income tax expense or benefit was the responsibility of the Company's owners. As such, no provision for income tax was recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event ranging from 0% to 20% discounts. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3.5M – 4M.

The Company entered into a capital loan agreement with Shopify in which it was advanced $29,000. The capital loan requires the Company to pay Shopify 14% of its daily sales until $31,900 is fully paid off. The loan has no maturity date. There is no interest associated with the loan. The balance of the loan was $2,264 as of December 31st, 2022.

The Company entered into a loan agreement resulting in the Company receiving $14,100 in 2022. The loan accrues interest of 14% and is due in 2023. The balance of the loan was $5,911 as of December 31st, 2022.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$8,175
2024	-
2025	-
2026	-
2027	-
Thereafter	-

*The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 22,000,000 of common shares with a par value of $0.0001 per share. 9,000,000 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 8,000,000 preferred shares with a par value of $0.0001 per share. There were no preferred shares issued or outstanding as of 2022.

Voting: Future preferred shareholders may be assigned 1 or more votes to the series of future preferred stock that has been created.

Dividends: The future holders of the preferred stock will be entitled to receive dividends when and if declared by the Board of Directors. As of December 31, 2022, no dividends had been declared. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the directors shall think in the best interests of the Company, and the directors may modify or abolish any such reserve in the manner in which it was created.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 17, 2023, the date these financial statements were available to be issued.

In 2022, Better Brownie Bites, LLC was reorganized and became a wholly-owned subsidiary of Better Brownie Bites, Inc., a Delaware C-corporation.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $225,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $4M.

In March of 2023, the Company entered into an inventory financing agreement for $30,119. This is the cost of one inventory purchase order, and the other party paid the Company's manufacturer directly. The Company remits payment according to payment schedule defined by the other party based on # of units sold from the purchase order. Payment will be completed by August 9th, 2023.

In February of 2023, the Company entered into a loan agreement for $23,100 with an estimated interest rate of 11.85% with no maturity date. The repayment rate is 14% of daily sales on Shopify.

The Company completed repayment for a term loan that totaled $15,000.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $124,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C

Video Transcript

At B.T.R. NATION, we're changing the way people think about snack time.

Hi, I'm Ashley, Founder, CEO & Chief Snack Officer of B.T.R. NATION, and we're on a mission to end mindless snacking one purpose-driven ingredient at a time. We make on-the-go snacks convenient, functional, and delicious. Not just better-for-you, but ACTUALLY good-for-you.

My inspiration for B.T.R. NATION came at an unlikely time in an unlikely place: standing in front of a hospital vending machine. Both of my parents had been diagnosed with rare forms of stage 5 cancer, and it changed my life forever. I became their primary caretaker, and we were always on the go. Between chemo appointments and radiation, we were eating ABSOLUTE junk from hospital vending machines. Sugar laden, ingredients I could barely pronounce, no functional benefit. With my background in biochemistry and food studies, I took to the kitchen to create something better. When I brought my creations to the hospital everyone loved them - the doctors, nurses, other caretakers, and especially my parents who were having a hard time eating anything.

When my parents passed away, I knew I needed to do something to honor their legacy. B.T.R. stands for be bold, tenacious & resilient, their personal mantra.

And what better way to be BTR than to make big, bold changes in stale and boring $80B snacking industry? And that's how BTR Nation was born.

The world is evolving and consumers are only getting savvier. They're demanding more from their snacks, more functionality, less sugar, and WE'RE giving it to them. We speak directly to the health conscious consumer, the label reader, and the 130M+ Americans who are diagnosed with chronic health conditions every year, like my parents, who are looking for an on-the-go snack that's going to keep them feeling fueled without feeling like junk.

But the on-the-go snacking set is still a sea of sameness. High in sugar. No snacks intentionally designed with your health in mind. We're firm believers that on-the-go should not equal junk.. by default. So the first category we're shaking up: protein bars. Most people think that protein bars are actually the healthy and convenient choice, but in reality, most protein bars are candy bars in disguise. That's where we come in.

Our secret sauce is three-fold: NO added sugar, 100% clean label, and powered by plant-based super foods and stress-busting adaptogens. We're checking all the boxes.

Did you know the average American consumes 77g of added sugar per day, more than 3x the recommended amount. And excess sugar has been linked to inflammation, gut imbalances, brain fog, obesity, and the list goes on. In our 1st year in business, we removed over 6000 lbs. of sugar from the American diet. But unlike other low sugar products on the market, we don't take any shortcuts. We say NO to inflammatory additives, like sugar alcohols, "natural flavors", gums, the list goes on, things you'll most definitely find in other low sugar products.

We take the stress out of reading food labels and our customers trust us because of it. But what makes us extra special is that every delicious bite is boosted with plant based super foods   and stress-busting adaptogens that fuel your mind & body, like maca, reishi, and cordyceps. Only the ingredients you want, none that you don't.

So we know B.T.R. NATION Bars are good for you, but how do they taste? Because we know. Taste is KING. And our over 700 5-star reviews says it all. Our Cinnamon Cookie Dough ENERGY Bar has been described to taste identical to Grandma's homemade snickerdoodle cookies. Which is the highest of compliments! And at least once a day we get messages from customers like this: "Ashley, I can't live without these bars. I'm obsessed. Never stop making them."

As you can tell, the hype is real. We've generated nearly $250,000 in revenue in our first year in business, 100% self-funded, we've already tripled our growth year to date, and we're on track to do over $1M in revenue in 2022 our second year in business. And we're just getting started. B.T.R. NATION is on a rocketship and we are changing the snacking game forever. Your investment will allow us to put innovation front and center, build out a strong team, and open more doors, so B.T.R. NATION becomes the one stop shop for all your snacking needs. We hope you join us on this journey to change the snacking industry together.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

Better Brownie Bites, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Better Brownie Bites, Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

     (a)   **Equity Financing**.

          (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value **$0.0001** per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than **$1,000,000** cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible

Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f) If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this

Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

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> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

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(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of **Delaware**, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be **San Francisco, California**. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BETTER BROWNIE BITES, INC.

By:
Name: Ashley Nickelsen
Title: President and CEO
Address: 520 Hampshire Street, Ste 210, San Francisco, CA 94110
Email: ashley@btrbites.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by BETTER BROWNIE BITES, INC. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the Investor is entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of the Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Better Brownie Bites, Inc. ("**Nominee Designee**"). Notwithstanding the foregoing, the Nominee Designee shall not have any discretion whatsoever over the selection of a duly qualified custodian. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding the foregoing, the Nominee shall not vote or elect to amend or otherwise sell, assign, or hypothecate the beneficial interest in the Security to a third-party at the direction of the Nominee Designee; in all cases the Issuer or the Nominee on the Issuer's behalf must seek instructions from the Investor in accordance with the terms thereof.

Upon any conversion of the Securities into Conversion Securities of the Issuer, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Issuer that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Caroline Keller, President

Date:

ISSUER:

By:

Name: Ashley Nickelsen, President and CEO

Date:

EXHIBIT D

Testing the Waters Communications

Company Name B.T.R. NATION

Logo



Headline On a mission to end mindless snacking with superfood + adaptogen boosted snacks

Slides



CHERRY CHOCOLATE CHIP
B.T.R. BAR
ZEN
CINNAMON COOKIE DOUGH
B.T.R. BAR
ENERGY
DARK CHOCOLATE BROWNIE
B.T.R. BAR
RECHARGE
ZEN
B.T.R. BAR
CHERRY CHOCOLATE CHIP
ENERGY
B.T.R. BAR
CINNAMON COOKIE DOUGH
RECHARGE
B.T.R. BAR
DARK CHOCOLATE BROWNIE

Tags Women Founders, D2C, Companies, $250K+ revenue, Coming Soon, Health & Wellness, Nutrition, Food, Bootstrapped, Crowd SAFE

Summary

- On a mission to end mindless snacking 1 purpose-driven ingredient at a time
- On track to hit $1M in year 2 with operating profit in Q1; $25M+ by 2025
- 350k+ functional superfood bars sold in first 15 months, 100% bootstrapped
- 700+ 5-star reviews across all platforms in less than a year
- In 100+ notable retailers, like Central Market, Foxtrot & GoPuff nationwide
- Winner of The Enthuse Foundation $20k Pitch Competition
- Disrupting the $78B snacking industry, protein bars are just the beginning

Problem

130M+ Americans are diagnosed with chronic health conditions every year

They're searching for clean, convenient, functional snacks.

Health conscious consumers are not only searching for better-for-you options, they want GOOD-FOR-YOU. When Founder, Ashley Nickelsen, lost her parents to rare forms of stage 5 cancer, she made it her mission to create nourishing on-the-go snacks that taste good & feel good for the mind & body.

Over 72% of consumers read ingredient labels. Consumers are demanding clean label, low sugar, functional benefit & bold taste.

Meet the B.T.R. NATION customer:



Georgina, CA
Holistic Health Coach
Hashimoto's Disease
Ally, NY
TV Host
IBS
Justin, CA
Videographer
Diabetes & Cancer Survivor
Whitney, TX
Registered Dietitian
Celiac Disease
Annette, CA
Business Owner
Cancer Survivor

—

...But the $78B on-the-go snacking industry is still a "sea of sameness:"


HIGH IN SUGAR
NO FUNCTIONAL BENEFIT
INFLAMMATORY INGREDIENTS

The average American consumes 77g of added sugar every day, **more than 3x the recommended amount**.

Excess sugar is linked to inflammation, gut imbalances, brain fog & obesity. By offering low sugar options with clean ingredients and functional benefit, we can directly remove sugar from the American diet to make a positive impact on people's health.

Solution

The future of snacking is functional. And we've cracked the code.

We're replacing sugar with ingredients that help you *thrive.*

At B.T.R. NATION, we combine function and flavor to make superfood & adaptogen based snacks with unparalleled taste all without the sugar. Starting with our first product line: **Protein Bars with a Purpose**. With 90% less sugar, seriously clean ingredients, and 100% powered by complete plant-based protein that will keep you full for hours, B.T.R. NATION is the solution.


CHERRY CHOCOLATE CHIP
B.T.R. BAR
ZEN
CINNAMON COOKIE DOUGH
B.T.R. BAR
ENERGY
DARK CHOCOLATE BROWNIE
B.T.R. BAR
RECHARGE
ZEN
+ SUPERFOODS
+ ADAPTOGENS
ENERGY
RECHARGE

Our 700+ 5-star reviews speak for themselves. We are the bar for people who hate traditional protein bars. We are the bar for people who have been searching their whole lives for a snack that makes them actually feel good, not like junk.



NOT JUST "BETTER", BEST!
"My boyfriend has cancer, and his diet is very strict.
I have looked at the labels of HUNDREDS of bars and B.T.R. has the best, cleanest ingredients I have found.
Thank you for making these!"
- ALICIA H.

BARS THAT MAKE THE CUT!
"I struggle with food sensitivities & an autoimmune disorder.
These bars have been a life saver for busy days working long shifts as a pharmacist. I'm super diligent about nutritional quality & these are the ONLY snack bars that make the cut! Love!"
- TONYA C.



MY NEW GO-TO BAR!
"My mother also had cancer and we tried to provide the best possible diet for her until her passing.
I naturally wanted to try these bars. And wow! Every flavor is so yummy and satisfying, I will never go back to my old snack bars again!"
- KATHERINE B.

Product

Not your average protein bar

B.T.R. NATION checks all the right boxes. No added sugar, 100% plant-powered, seriously clean ingredients (aka no gluten, soy, "natural flavors", or inflammatory additives), and purpose-driven functionality.

Our bold, vibrant packaging grabs your attention and clearly communicates our values on both the digital and physical shelves.



CINNAMON COOKIE DOUGH
superfood protein bar
B.T.R. BAR
ENERGY
Boosted with functional superfoods & adaptogens
100% powered by plant protein
Gluten-free, soy-free, Non-GMO
0g added sugar; 90% less sugar than the average bar
No junk, ever. Expert approved!

We have 4 mouthwatering SKUs in market and a new flavor launching in May in collaboration with world-renowned Registered Herbalist, Rachelle Robinett.







Cinnamon Cookie Dough ENERGY

Dark Chocolate Brownie RECHARGE

Cherry Chocolate Chip ZEN

BRAND NEW Banana Nut NOURISH

Peanut Butter Chocolate Chip BLISS

The best part? B.T.R. NATION Bars **taste like cookie dough** thanks to our special blend of nut butters and functional ingredients, like cinnamon, cacao & vanilla.



TASTES LIKE A HUG!



"Oh my gosh, the peanut butter one stopped me in my tracks. So delish!

The cinnamon bars taste just like cookie dough. If a hug had a flavor, this would be it.

I'm a huge fan and I will keep ordering your bars for as long as you make them."

- MICHELLE G.

THE BEST BARS AROUND!



"When I ordered these bars I was impressed by the quality of ingredients and when I tasted them I was BLOWN AWAY!

These bars are incredible! My kids also love them!"

- ROCHELLE S.

ABSOLUTELY DELICIOUS!



"Tbh, I didn't know what to expect from a bar with so few ingredients & no added sugar. This was amazing! And BLEW MY MIND. I love that I actually found a snack bar that aligns with my health goals & ingredient wishes. Cinnamon Cookie Dough literally TASTES LIKE A COOKIE."

- CRYSTAL

—

Reimagining on-the-go cult classics

An exciting new innovation launching in September 2022

Whenever we develop new products, we first & foremost listen to our strong & loyal community of customers. They've been begging us for indulgent, low sugar, and clean snacking options.

We can't give away the secret sauce on this game-changing new product line, but all I can say is: expect your tastebuds to be wowed and your mind to be blown.



We're launching 3 new SKUs within this product line in September 2022 and we're working with a best-in-class chocolatier (hint, hint) to make it happen.

Want a taste? Let us know, and we'll send you the goods.

Traction

The hype is real. 350,000+ bars sold in the first 15 months.



THE B.T.R. NATION GROWTH PLAN:

- $240K — Year 1 — 2021
- $1M — Year 2 — 2022
- $4M — Year 3 — 2023
- $15M — Year 4 — 2024
- $25M — Year 5 — 2025

Click here for important information regarding Financial Projections which are not guaranteed.

In Q1 2022, we've already **tripled our revenue** and are on track to generate **$1M+ in revenue in our 2nd year of business**.

- It's not easy to break through in the snack industry and prove product market fit, but we're doing it. **Our customer retention rate is nearly 45%** (~45% higher than industry average)
- **Our ecommerce conversion rate is over 8%!** The industry average is only between 2-3%. This speaks to the efficiency and effectiveness of our DTC channel strategy.
- We have **strong gross margins** (**between 55-60%** depending on SKU) which will only improve as we scale.
- This is just the beginning. We're well on our way to **$25M by 2025** as a result of our strategic omni-channel business plan.

Due to our strong online presence, our customers are demanding B.T.R. NATION in store. **In our first year alone, we launched into over 100 doors, including notable retailers, Central Market, Foxtrot, Misfits Market, and GoPuff nationwide**.

We are poised to launch into 300+ more doors this year along with additional delivery service providers as a result of our strategic distribution partners.

In Misfits Market alone, we're moving **2x as many bars as the average protein bar** on-site.

Opening doors nationwide:



THE B.T.R. NATION RETAIL ROADMAP:

2021 — Central Market, Bunny James, Foxtrot, gopuff (NYC), Pop Up grocer, The Goods Mart

2022 — Misfits Market, Bristol Farms, Mother's Market & Kitchen, gopuff (nationwide), Barry's, Erewhon Organic Grocer & Cafe

2023 — Sprouts Farmers Market, Whole Foods Market (NorCal, SoCal), The Fresh Market, Mollie Stone's Markets, Natural Grocers

2024 — target, Whole Foods Market (Northeast, Mid-Atlantic), Costco Wholesale (NorCal, SoCal), The Vitamin Shoppe

Customers

Tens of thousands are obsessed

"I seriously can't live without my B.T.R. Bars. They're the only bar that tastes fantastic, fills me up, and is 100% healthy." - Sharon M. (happy repeat customer)

Customers love their experience with B.T.R. NATION. But most importantly, we are filling a literal need in their daily routine.

The B.T.R. NATION customer is the label reader: the health conscious individual who cares about their health and/or may be living with a chronic health condition.

Pitch text

 

The organic content we create on Instagram & TikTok helps us get discovered and generate **sticky consumer connections**. Our customers become loyal superfans who tell all their friends.

SO GRATEFUL FOR THESE!



"I've been the go-to protein bar connoisseur for 15 years and as my nutrition awareness grew, so did my dissatisfaction of the options. B.T.R. Bars are WHAT I DREAMED OF! You need to drop all your bars with those 'natural flavors' and get these immediately."

- JOYANA H.

MOM-APPROVED!



"For months I have been on the hunt for a great tasting bar with 100% mom approved ingredients. I finally found them! No inflammatory oils, no added sugars, no artificial sweeteners, no gluten. My kids and I love all three flavors. Seriously wonderful!"

- KAITLYN S.

LONG LASTING ENERGY!

"I definitely feel the difference when I eat a B.T.R. Bar in the morning.

It gives me energy and focus without any afternoon slumps. Plus, great productivity at work! My favorite is Dark Chocolate Brownie!"

- MELISSA Z.

We're proud to partner with 50+ Registered Dietitians, Herbalists & Naturopathic Doctors who believe in our mission & help us create and test new recipes. Our strong & loyal community is our foundation.



B.T.R. BAR
ENERGY
B.T.R. BAR
RECHARGE

Our customer base spans from 18-54 and skews female. Our community includes a ton of moms who have finally found the perfect on-the-go snack they can trust for themselves & their families.

Business Model

An omni-channel strategy powered by storytelling

DTC is our rocket ship and most profitable channel

B.T.R. NATION has seen incredible traction in the bar category in our 1st year in business. **Our DTC/ecommerce business is booming (70% of sales)** , **experiencing double digit growth QoQ, and our most profitable channel**.

As a result of how we're building the business brick by brick, and partnership by partnership, B.T.R. NATION is positioned to be **fully profitable by 2023**, and we've even demonstrated an **operating profit in Q1 2022**.

We’re excited to **grow our DTC channel 4-5x** this year thanks to our incredibly loyal customer base, mission-driven organic content, and key influencer partnerships.

Click here for important information regarding Financial Projections *which are not guaranteed.*







kaylaskitchandfix
I felt the need to discuss this new @btr.bar flavor because I know there are a lot of chocolate peanut butter lovers like me
cacaoforcoconuts_
OMG ASHLEY YOU ARE AMAZING!!! @BTR BAR
hollys_bestlife
@btr.bar smells like a Reese's Pb cup!

—

Winning in retail

With our successful launch into retailers like Central Market & Foxtrot, we've built a playbook to replicate that success with new key retailers. Velocity is the most important metric, so we're hyper focused on growth and supporting our existing partners.



—

Strategic retail expansion

With every new chain & region, we’re prepared to support with boots on the ground and innovative promotions to ensure excellent velocities. By focusing on key anchor accounts and regional rollouts, we have been able to demonstrate **capital efficiency in a traditionally expensive channel**. We've partnered with 2 national distributors, UNFI & Pod Foods to fuel our expansion strategically.

With our focused strategy, B.T.R. NATION is projected to scale to **$25M and 5000+ retail doors by 2025**.

Click here for important information regarding Financial Projections which are not guaranteed.

Market

Cross-category market opportunity

B.T.R. NATION is tackling a massive market opportunity with a vision to reimagine on-the-go cult classics.

We’re addressing three key markets: the **$78B** healthy snacking category, the **$29B** plant-based foods category, and the **$8.5B** adaptogens category. By offering healthy plant-based snacks with 90% less sugar and a tastier way to consume your daily superfoods & adaptogens, we’re positioning ourselves for a strategic acquisition.


$29B
Plant-Based
Foods
$78B
Healthy
Snacks
$8.5B
Adaptogens
ENERGY
B.T.R. BAR
CINNAMON COOKIE DOUGH
RECHARGE
B.T.R. BAR
DARK CHOCOLATE BROWNIE
ZEN
B.T.R. BAR
CHERRY CHOCOLATE CHIP
https://www.fortunebusinessinsights.com/industry-reports/healthy-snacks-market-101454
https://www.prnewswire.com/news-releases/plant-based-food-market-could-skyrocket-to-162-billion-within-next-10-years-301405337.html
https://www.globenewswire.com/news-release/2022/02/14/2384077/0/en/The-Adaptogens-Market-is-slated-to-exceed-USD-14-billion-by-2027-Says-Global-Market-Insights-Inc.html

The growing healthy snacks market is booming (**projected to reach $108B by 2027**) due to the increased demand for functional foods among consumers who want to reduce the risk of certain lifestyle-related chronic health conditions. **We're at the forefront of the healthy snacking revolution.**

Competition

We check all the right boxes

We’re no stranger to the fact that the snacking industry, particularly the bar category, is crowded. But here's how we’re breaking through.

We check all the right boxes for consumers with our one-of-a-kind, highly differentiated product line:

B.T.R. NATION DELIVERS WHAT OTHER BARS DON'T

	B.T.R. NATION	Perfect Bar	GoMacro	RX Bar	ONE Bar	Quest Nutrition
+ Adaptogens	✓	✗	✗	✗	✗	✗
Plant Protein	✓	✗	✓	✗	✗	✗
Added Sugar	0g	13g	13g	0g	0g	0g
Total Sugar (g)	2g	19g	13g	13g	1g	1g
Net Carbs (g)	4-7g	20g	37g	18g	14g	4-5g
Simple Ingredients	✓	✓	✓	✓	✗	✗
NO "natural" flavors	✓	✓	✗	✗	✗	✗
Calories	150-170	310-350	270-290	210	220-230	180-200

Within the protein bar set, there are two main subcategories:

1. Bars high in sugar with a relatively clean ingredient profile, and

2. Bars low in sugar with inflammatory highly processed ingredients.

We're the best of both worlds! We're removing sugar and replacing it with powerful superfoods & adaptogens that help you thrive. So we've really got it all:



The best of all worlds! Where flavor & function intersect (no added sugar, no artificial anything)

Real Food Ingredients

Low in Sugar

BUT high in sugar

BUT with inflammatory ingredients

Plus, B.T.R. NATION is WAY bigger than a bar. We're building a platform, growing a brand, and providing a personalized experience for our customers.

By launching DTC as a digitally native brand, we have the power to speak to our customers one-on-one and get to know their needs and wants. **We make customers a part of our brand, so B.T.R. NATION is a community and lifestyle, not just a product.**

Our competitive advantage is our ability to educate and offer value in a creative, inspirational, and authentic way. Our customers deeply resonate with our brand mantra to **"be BOLD, TENACIOUS & RESILIENT,"** and we receive messages daily about how our snacks empower them to do that. It's how B.T.R. NATION has been able to grow exponentially.

Vision And Strategy

Reimagining the modern vending machine

Your one stop shop for on-the-go functional snacks

B.T.R. NATION is building a platform brand that provides people with low-sugar, clean, and functional snacks in a variety of convenient formats.

Consumers are always looking for more convenient options but there's simply not enough innovation in the category so they traditionally settle for whatever's available. We're changing that.

We plan to expand to 2500+ doors in the next 24 months and are projecting significant growth YoY on our way to $25M in 2025 , based on our current velocities, product pipeline, and secured distribution.

Click here for important information regarding Financial Projections which are not guaranteed.



PROTEIN BARS ARE JUST THE BEGINNING:

2022:
NEW Functional Snack Line

- **plant-based & low-sugar**
- **sustainably sourced**
- **chocolate & confectionary set**

2023:
NEW Functional High Protein Snack Line

- **plus 1-2 new SKUs in core lines**

B.T.R. NATION is pursuing a cross-category strategy and building our brand around our core values, similarly to what major players, like Hu Kitchen and RX Bar, have done.

We're establishing product market fit for each product line first utilizing our incredibly loyal and supportive DTC consumer base. Once we test & iterate, we can launch in retail successfully.

An industry ripe for strategic acquisitions & exits

B.T.R. NATION has the key elements to be the next big platform snacking brand on the path towards a successful exit. With our authentic founder story & mission, exceptional product attributes, and the unique ability to tap into our loyal superfans, we are poised for success.

RX Bar: $600M | 5x Revenue
(acquired by Kellogg's in 2017)

Hu Kitchen: $340M | 6x Revenue
(acquired by Mondelez in 2021)

KIND Snacks: $5B | 4x Revenue
(acquired by Mars in 2017)

Funding

Bootstrapped, self-funded, no debt & an opportunity to scale with profitability

Raised $150k from key strategic angel investors

We're so proud to have **bootstrapped B.T.R. NATION with over $300,000 in revenue in the past 12 months** .

We've now brought on key strategic angel investors who are not only brand ambassadors for B.T.R. NATION, but customers. Our angel investors have a wide range of entrepreneurial backgrounds from M&A to marketing. They've invested in other notable companies in the better-for-you space, like poppi & Magic Spoon.



We've demonstrated strong product market fit and are seeking growth capital to scale. We will use the funds to:

- Innovate to meet our customers' needs, grow our portfolio, and increase average order value (AOV) in the process.

Founder

Empowering you to be BOLD, TENACIOUS & RESILIENT



Ashley's inspiration for B.T.R. NATION came at an unlikely time in an unlikely place: standing in front of a hospital vending machine.

Both her parents had been diagnosed with rare forms of stage 5 cancer, and she became their primary caretaker. Between chemo appointments and radiation, Ashley and her family were eating absolute junk from hospital vending machines. With a background in biochemistry and food studies from NYU, she took to the kitchen to create something better: plant-based, low in sugar, superfoods & adaptogens. Everyone loved her creations—the doctors, nurses, other caretakers, and especially her parents who were having a hard time eating anything. She knew she had something here.



When Ashley's parents passed away, she tabled the idea and put away her recipes. But she always knew deep down that she would find a way back to them.

Ashley had been working in higher education & college student affairs for most of her professional life building teams and fostering community amongst tens of thousands of college students. In the middle of her father's cancer battle, she made a career transition and joined the wellness brand, Further Food, as the first full-time hire. **As the Head of Sales & Marketing, she went on to grow that company from $0-$9M** . But when the pandemic hit, her strong passion to honor her parents' legacy came back tenfold.

And what better way to be bold, tenacious & resilient, than to make big bold changes within the stale and boring $80B snacking industry. And that's how B.T.R. NATION was born.

Ashley soft-launched B.T.R. NATION direct to consumer at the end of 2020 and immediately sold out. She officially launched in February 2021 with an additional SKU after receiving feedback from her first couple hundred customers to launch a clean, low sugar peanut butter bar. And B.T.R. NATION has been on a rocket ship ever since.

Team		Ally Case	Strategic Advisor: PR
		Adam Riff	Fulfillment & Logistics Manager
		Alice Zhang	Strategic Advisor: Finance
		Rafael Dodo	Strategic Advisor: Operations
		Maya Degnemark	Marketing Intern

Perks	$150	25% off site-wide at btrnation.com
	$300	25% off site-wide at btrnation.com BOLD, TENACIOUS & RESILIENT VIP swag bag
	$500	50% off site-wide at btrnation.com BOLD, TENACIOUS & RESILIENT VIP swag bag
	$1,000	FREE box of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag
	$2,500	FREE 1-month supply of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag Exclusive Access to the B.T.R. Serial Snacker Club (sample all new recipes and be a part of product innovation!)
	$5,000	FREE 3-month supply of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag Exclusive Access to the B.T.R. Serial Snacker Club (sample all new recipes and be a part of product innovation!)
	$10,000	FREE 6-month supply of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag Exclusive Access to the B.T.R. Serial Snacker Club (sample all new recipes and be a part of product innovation!) Invite to annual investor meeting
	$25,000	FREE 1-YEAR supply of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag Exclusive Access to the B.T.R. Serial Snacker Club (sample all new recipes and be a part of product innovation!) Invite to annual investor meeting
	$50,000	FREE 1-YEAR supply of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag Exclusive Access to the B.T.R. Serial Snacker Club (sample all new recipes and be a part of product innovation!) Invite to annual investor meeting FREE trip to San Francisco to tour B.T.R. NATION HQ and have farm-to-table dinner with Founder, Ashley

FAQ	What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
	How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Company Name B.T.R. NATION

Logo



Headline On a mission to end mindless snacking with superfood + adaptogen-boosted snacks

Slides



CHERRY CHOCOLATE CHIP
B.T.R. BAR
ZEN
CINNAMON COOKIE DOUGH
B.T.R. BAR
ENERGY
DARK CHOCOLATE BROWNIE
B.T.R. BAR
RECHARGE
ZEN
+ SUPERFOODS
+ ADAPTOGENS
B.T.R. BAR
CHERRY CHOCOLATE CHIP
ENERGY
B.T.R. BAR
CINNAMON COOKIE DOUGH
RECHARGE
B.T.R. BAR
DARK CHOCOLATE BROWNIE

Tags Women Founders, D2C, Companies, Coming Soon, Nutrition, Food, Bootstrapped, Crowd SAFE, $500K+ revenue

Summary

- On a mission to end mindless snacking 1 purpose-driven ingredient at a time
- On track to hit $2M in year 3 with operating profit EOY; $25M by 2025
- 1100+ 5-star reviews across all platforms in less than a year
- 150+ notable retailers: Erewhon Market, Foxtrot, Bristol Farms & GoPuff
- Winner of Women Founders Network $30k Pitch Slam and Entreprenista 100
- Launching into 1000+ points of distribution by Q4 2023
- Disrupting the $78B on-the-go snacking industry one snack at a time

Custom

* Click here for important information regarding Financial Projections which are not guaranteed.

Problem

130M+ Americans are diagnosed with chronic health conditions every year

They're searching for clean, convenient, functional snacks.

Health conscious consumers are not only searching for better-for-you options, they want GOOD-FOR-YOU. When Founder, Ashley Nickelsen, lost her parents to rare forms of stage 5 cancer, she made it her mission to create nourishing on-the-go snacks that taste good & feel good for the mind & body.

Over 72% of consumers read ingredient labels. Consumers are demanding clean label, low sugar, functional benefit & bold taste.

Meet the B.T.R. NATION customer











Georgina, CA
Holistic Health Coach
Hashimoto's Disease
Ally, NY
TV Host
IBS
Justin, CA
Videographer
Diabetes & Cancer Survivor
Whitney, TX
Registered Dietitian
Celiac Disease
Annette, CA
Business Owner
Cancer Survivor

:

...But the —7$B on8the8go snacking industry is still a -sea of sameness"-



The average American consumes 77g of added sugar every day, **more than 3x the recommended amount**.

Excess sugar is linked to inflammation, gut imbalances, brain fog & obesity. By offering low sugar options with clean ingredients and functional benefit, we can directly remove sugar from the American diet to make a positive impact on people's health.

Solution

The future of snacking is functional. And we've cracked the code.

**We're replacing sugar with
ingredients that help you *thrive.***

At B.T.R. NATION, we combine function and flavor to make superfood & adaptogen based snacks with unparalleled taste all without the sugar. Starting with our first two product lines: **Protein Bars with a Purpose** and **Superfood Truffle 4ups** (a cross between a nostalgic nut butter cup and a decadent truffle). With 90% less sugar, seriously clean ingredients, and 100% powered by complete plant-based protein that will keep you full for hours, B.T.R. NATION is the solution.



Our 1100+ ! &tar reviews speak for themselves. We check all
the right boxes for consumers, and we help them meet their long-term health and
wellness goals. We receive countless messages from customers who share their
experiences about how our snacks have been gamechangers while managing diabetes,
gut health conditions, autoimmune disorders, and cancer. Our customers share that
B.T.R. NATION is the only bar that they can eat without feeling like junk, and the only
bar they enjoy eating. We're filling a real need in the market.



NOT JUST "BETTER", BEST!

★★★★★

"My boyfriend has cancer, and his diet is very strict.

I have looked at the labels of HUNDREDS of bars and B.T.R. has the best, cleanest ingredients I have found.

Thank you for making these!"

- ALICIA H.

THE ONLY SNACK BARS THAT MAKE THE CUT!

★★★★★

"I struggle with food sensitivities & an autoimmune disorder.

These bars have been a life saver for busy days working long shifts as a pharmacist. I'm super diligent about nutritional quality & these are the ONLY snack bars that make the cut! Love!"

- TONYA C.



★★★★★

"My mother also had cancer and we tried to provide the best possible diet for her until her passing.

I naturally wanted to try these bars. And wow! Every flavor is so yummy and satisfying, I will never go back to my old snack bars again!"

- KATHERINE B.

Product

Reimagining the modern vending machine

B.T.R. NATION checks all the right boxes. No added sugar, 100% plant-based, seriously clean ingredients (aka no soy, "natural" flavors, sugar alcohols, or inflammatory additives, and boosted with functional superfoods. B.T.R. NATION's core thesis revolves around disrupting the archaic and antiquated vending machine and on-the-go snacking set. We take snacks out of the vending machine, give them a much needed upgrade, and make snack time actually good for you.

Our bold, vibrant packaging grabs your attention and clearly communicates our values on both the digital and physical shelves.

Not your average protein bar



 Functional superfoods & adaptogens

 0g added sugar; low sugar always

 Gluten-free, soy-free, Non-GMO

 100% plant-based

 No junk, ever. RD approved.

We have 5 mouthwatering protein bars in market with our most recent flavor, Banana Nut NOURISH, in collaboration with world-renowned Registered Herbalist, Rachelle Robinett.











CINNAMON COOKIE DOUGH
superfood protein bar
B.T.R. NATION
ENERGY
PLANT PROTEIN
0G ADDED SUGAR
vegan • keto • gluten-free • superfoods
DARK CHOCOLATE BROWNIE
superfood protein bar
B.T.R. NATION
RECHARGE
PLANT PROTEIN
0G ADDED SUGAR
vegan • keto • gluten-free • superfoods
CHERRY CHOCOLATE CHIP
superfood protein bar
B.T.R. NATION
ZEN
PLANT PROTEIN
0G ADDED SUGAR
vegan • keto • gluten-free • superfoods
BANANA NUT
superfood protein bar
B.T.R. NATION
NOURISH
PLANT PROTEIN
0G ADDED SUGAR
vegan • keto • gluten-free • superfoods
PEANUT BUTTER CHOCOLATE CHIP
superfood protein bar
B.T.R. NATION
BLISS
PLANT PROTEIN
0G ADDED SUGAR
vegan • keto • gluten-free • superfoods
Cinnamon
Cookie Dough
ENERGY
Dark Chocolate
Brownie
RECHARGE
Cherry
Chocolate Chip
ZEN
BRAND NEW
Banana Nut
NOURISH
Peanut Butter
Chocolate Chip
BLISS

The best part? B.T.R. NATION Bars **taste like cookie dough** thanks to our special blend of nut butters and functional ingredients, like cinnamon, cacao & vanilla.





TASTES LIKE A HUG!

★★★★★

"Oh my gosh, the peanut butter one stopped me in my tracks. So delish!

The cinnamon bars taste just like cookie dough. If a hug had a flavor, this would be it.

I'm a huge fan and I will keep ordering your bars for as long as you make them."

- MICHELLE G.



THE BEST BARS AROUND!

★★★★★

"When I ordered these bars I was impressed by the quality of ingredients and when I tasted them I was BLOWN AWAY!

These bars are incredible! My kids also love them!"

- ROCHELLE S.



ABSOLUTELY DELICIOUS!

★★★★★

"Tbh, I didn't know what to expect from a bar with so few ingredients & no added sugar. This was amazing! And BLEW MY MIND. I love that I actually found a snack bar that aligns with my health goals & ingredient wishes. Cinnamon Cookie Dough literally TASTES LIKE A COOKIE."

- CRYSTAL

:

Reimagining on&the&go cult classics

Our Superfood Truffle Cups are flipping the script on chocolate. Take everything you've ever thought about a boring nut butter cup, and upgrade it 10x. We have 3 decadent SKUs in market: Snickerdoodle, Brownie Batter, and Cherry Chocolate. No added sugar, naturally sweetened with dates, and sustainably & ethically sourced cacao from regenerative farms. Clearly, not your average cup.



The response has been so popular, our Superfood Truffle Cups have a 70% repeat customer rate.

We're launching 3 new SKUs within this product line in September 2022 and we're working with a best-in-class chocolatier (hint, hint) to make it happen.

Want a taste? Let us know, and we'll send you the goods.

Traction

The hype is real. 3! 0,000+ bars sold in the first 1! months.

Our Traction: The hype is REAL!

700k+	$2.5M	50%
bars sold since launch with a focus on DTC	projected revenue in 2023 (our 3rd year in business)	average repeat customer rate

1100+	1000+	50k
★★★★★ customer reviews	points of distribution by end of 2023	email & SMS subscribers

  
  

- It's not easy to break through in the snack industry and prove product market fit, but we're doing it.   **Our customer retention rate is nearly 6!%** (~45% higher than industry average)
- **Our ecommerce conversion rate is over $%C** The industry average is only between 2-3%. This speaks to the efficiency and effectiveness of our DTC channel strategy.
- We have **strong gross margins** (**between ! ! 8F0%** depending on SKU) which will only improve as we scale.
- This is just the beginning. We're well on our way to **—2! M by 202!** as a result of our strategic omni-channel business plan.

Due to our strong online presence, our customers are demanding B.T.R. NATION in store.   **In our first year alone, we launched into over 100 doors, including notable retailers, 4entral Market, Goxtrot, Misfits Market, and SoPuff nationwide**.

We are poised to launch into 1000+ more points of distribution this year as a result of strategic distribution partners.

In Misfits Market alone, we're moving **2x as many bars as the average protein bar** on-site.

* Click here for important information regarding Financial Projections which are not guaranteed.

:

Opening doors nationwide

THE B.T.R. NATION RETAIL ROADMAP:

2021	2022	2023	2024
   	     	     	  

Customers

Tens of thousands are obsessed

"I seriously can't live without my B.T.R. Bars. They're the only bar that tastes fantastic, fills me up, and is 100% healthy."
85haron M. (happy repeat customer)

Customers love their experience with B.T.R. NATION. But most importantly, we are filling a literal need in their daily routine.

The B.T.R. NATION customer is the label reader: the health conscious individual who cares about their health and/or may be living with a chronic health condition.

Pitch text

 

The organic content we create on Instagram & TikTok helps us get discovered and generate **sticky consumer connections**. Our customers become loyal superfans who tell all their friends.

SO GRATEFUL FOR THESE!



"I've been the go-to protein bar connoisseur for 15 years and as my nutrition awareness grew, so did my dissatisfaction of the options. B.T.R. Bars are WHAT I DREAMED OF! You need to drop all your bars with those 'natural flavors' and get these immediately."

- JOYANA H.

MOM-APPROVED!



"For months I have been on the hunt for a great tasting bar with 100% mom approved ingredients. I finally found them! No inflammatory oils, no added sugars, no artificial sweeteners, no gluten. My kids and I love all three flavors. Seriously wonderful!"

- KAITLYN S.

LONG LASTING ENERGY!

"I definitely feel the difference when I eat a B.T.R. Bar in the morning.

It gives me energy and focus without any afternoon slumps. Plus, great productivity at work! My favorite is Dark Chocolate Brownie!"

- MELISSA Z.

We're proud to partner with 50+ Registered Dietitians, Herbalists & Naturopathic Doctors who believe in our mission & help us create and test new recipes. Our strong & loyal community is our foundation.



Our customer base spans from 18-54 and skews female. Our community includes a ton of moms who have finally found the perfect on-the-go snack they can trust for themselves & their families.

Business Model

An omni&channel strategy powered by storytelling

DT4 is our rocket ship and most profitable channel

B.T.R. NATION has seen incredible traction in the bar category in our 1st year in business. **Our DT4/ecommerce business is booming (70% of sales)** , **experiencing double digit growth QoQ, and our most profitable channel** .

As a result of how we're building the business brick by brick, and partnership by partnership, B.T.R. NATION is positioned to be **fully profitable by 2023** , and we've even demonstrated an **operating profit in Q1 2022** .

We're excited to **grow our DT4 channel 68 x** this year thanks to our incredibly loyal customer base, mission-driven organic content, and key influencer partnerships.

* Click here for important information regarding Financial Projections which are not guaranteed.





:

Winning in retail

With our successful launch into retailers like Central Market & Foxtrot, we've built a playbook to replicate that success with new key retailers. Velocity is the most important metric, so we're hyper focused on growth and supporting our existing partners.



:

5trategic retail expansion

With every new chain & region, we're prepared to support with boots on the ground and innovative promotions to ensure excellent velocities. By focusing on key anchor accounts and regional rollouts, we have been able to demonstrate **capital efficiency in a traditionally expensive channel**. We've partnered with 2 national distributors, UNFI & Pod Foods to fuel our expansion strategically.

With our focused strategy, B.T.R. NATION is projected to scale to **—2! M and ! 000+ retail doors by 202!** .

* Click here for important information regarding Financial Projections which are not guaranteed.

Market

4ross8category market opportunity

B.T.R. NATION is tackling a massive market opportunity with a vision to reimagine on-the-go cult classics.

We're addressing three key markets: the **—7$B** healthy snacking category, the **—29B** plant-based foods category, and the **—$.! B** adaptogens category. By offering healthy plant-based snacks with 90% less sugar and a tastier way to consume your daily superfoods & adaptogens, we're positioning ourselves for a strategic acquisition.


$78B
Healthy
Snacks
$29B
Plant-Based
Foods
$8.5B
Adaptogens
ENERGY
B.T.R. BAR
CINNAMON COOKIE DOUGH
RECHARGE
B.T.R. BAR
DARK CHOCOLATE BROWNIE
ZEN
B.T.R. BAR
CHERRY CHOCOLATE CHIP
https://www.fortunebusinessinsights.com/industry-reports/healthy-snacks-market-101454
https://www.prnewswire.com/news-releases/plant-based-food-market-could-skyrocket-to-162-billion-within-next-10-years-301405337.html
https://www.globenewswire.com/news-release/2022/02/14/2384077/0/en/The-Adaptogens-Market-is-slated-to-exceed-USD-14-billion-by-2027-Says-Global-Market-Insights-Inc.html

The growing healthy snacks market is booming (**projected to reach —10$B by 2027**) due to the increased demand for functional foods among consumers who want to reduce the risk of certain lifestyle-related chronic health conditions. **We're at the forefront of the healthy snacking revolution.**

Competition

We check all the right boxes

We're no stranger to the fact that the snacking industry, particularly the bar category, is crowded. But here's how we're breaking through.

We check all the right boxes for consumers with our one-of-a-kind, highly differentiated product line:

B.T.R. NATION DELIVERS WHAT OTHER BARS DON'T

	B.T.R. NATION	Perfect Bar	GoMacro	RX Bar	ONE Bar	Quest Nutrition
+ Adaptogens	✓	✗	✗	✗	✗	✗
Plant Protein	✓	✗	✓	✗	✗	✗
Added Sugar	0g	13g	13g	0g	0g	0g
Total Sugar (g)	2g	19g	13g	13g	1g	1g
Net Carbs (g)	4-7g	20g	37g	18g	14g	4-5g
Simple Ingredients	✓	✓	✓	✓	✗	✗
NO "natural" flavors	✓	✓	✗	✗	✗	✗
Calories	150-170	310-350	270-290	210	220-230	180-200

Within the protein bar set, there are two main subcategories:

1. Bars high in sugar with a relatively clean ingredient profile, and

2. Bars low in sugar with inflammatory highly processed ingredients.

We're the best of both worldsC We're removing sugar and replacing it with powerful superfoods & adaptogens that help you thrive. So we've really got it all:



The best of all worlds! Where flavor & function intersect (no added sugar, no artificial anything)
B.T.R. BAR
ENERGY
Real Food Ingredients
Low in Sugar
gomacro
MACROBAR
BUT high in sugar
ONE
BUT with inflammatory ingredients

Plus, B.T.R. NATION is WAY bigger than a bar. We're building a platform, growing a brand, and providing a personalized experience for our customers.

By launching DTC as a digitally native brand, we have the power to speak to our customers one-on-one and get to know their needs and wants. **We make customers a part of our brand, so B.T.R. NATION is a community and lifestyle, not just a product.**

Our competitive advantage is our ability to educate and offer value in a creative, inspirational, and authentic way. Our customers deeply resonate with our brand mantra to **"be BOLD, TENA4IOU5 & RE5ILIENT,"** and we receive messages daily about how our snacks empower them to do that. It's how B.T.R. NATION has been able to grow exponentially.

Vision And Strategy

Your one stop shop for on8the8go functional snacks

B.T.R. NATION is building a platform brand that provides people with low-sugar, clean and functional snacks in a variety of convenient formats.

Consumers are always looking for more convenient options but there's simply not enough innovation in the category so they traditionally settle for whatever's available. We're changing that.

We plan to expand to 2! 00+ doors in the next 26 months and are projecting significant growth YoY on our way to –2! M in 202! , based on our current velocities, product pipeline, and secured distribution.

* Click here for important information regarding Financial Projections which are not guaranteed.



We're on a 🚀

					$20M
					savory line
				$9.5M	
				baked goods	
			$2.5M		
			cont. expansion chocolate		
		$600K			
		nut butter cups			
$230K					
Year 1	Year 2	Year 3	Year 4	Year 5	
2021	2022	2023	2024	2025	

B.T.R. NATION is pursuing a cross-category strategy and building our brand around our core values, similarly to what major players, like Hu Kitchen and RX Bar, have done.

We're establishing product market fit for each product line first utilizing our incredibly loyal and supportive DTC consumer base. Once we test & iterate, we can launch in retail successfully.

An industry ripe for strategic acquisitions & exits

B.T.R. NATION has the key elements to be the next big platform snacking brand on the path towards a successful exit. With our authentic founder story & mission, exceptional product attributes, and the unique ability to tap into our loyal superfans, we are poised for success.

RX Bar: $600M | 5x Revenue
(acquired by Kellogg's in 2017)

Hu Kitchen: $340M | 6x Revenue
(acquired by Mondelez in 2021)

KIND Snacks: $5B | 4x Revenue
(acquired by Mars in 2017)

Funding

Bootstrapped, self-funded, no debt & an opportunity to scale with profitability

Raised ~600k from key strategic angel investors

We've now brought on key strategic angel investors who are not only brand ambassadors for B.T.R. NATION, but customers. Our angel investors have a wide range of entrepreneurial backgrounds from M&A to marketing. They've invested in other notable companies in the better-for-you space, like Poppi & Magic Spoon.



We've demonstrated strong product market fit and are seeking growth capital to scale. We will use the funds to:

- Innovate to meet our customers' needs, grow our portfolio, and increase average order value (AOV) in the process.
- Grow our team strategically and cost efficiently.

Empowering you to be BOLD, TENA4IOU5 & RE5ILIENT



Ashley's inspiration for B.T.R. NATION came at an unlikely time in an unlikely place" standing in front of a hospital vending machine.

Both her parents had been diagnosed with rare forms of stage 5 cancer, and she became their primary caretaker. Between chemo appointments and radiation, Ashley and her family were eating absolute junk from hospital vending machines.

With a background in biochemistry and food studies from NYU, she took to the kitchen to create something better: plant-based, low in sugar, superfoods & adaptogens. Everyone loved her creations—the doctors, nurses, other caretakers, and especially her parents who were having a hard time eating anything. She knew she had something here.



When Ashley's parents passed away, she tabled the idea and put away her recipes. But she always knew deep down that she would find a way back to them.

Ashley had been working in higher education & college student affairs for most of her professional life building teams and fostering community amongst tens of thousands of college students. In the middle of her father's cancer battle, she made a career transition and joined the wellness brand, Further Food, as the first full-time hire. **As the Head of 5ales & Marketing, she went on to grow that company from —08–9M** . But when the pandemic hit, her strong passion to honor her parents' legacy came back tenfold.

And what better way to be bold, tenacious & resilient, than to make big bold changes within the stale and boring —$0B snacking industry.   And that's how B.T.R. NATION was born.

Ashley soft-launched B.T.R. NATION direct to consumer at the end of 2020 and immediately sold out. She officially launched in February 2021 with an additional SKU after receiving feedback from her first couple hundred customers to launch a clean, low sugar peanut butter bar. And B.T.R. NATION has been on a rocket ship ever since.

Team		
	Ally Case	Strategic Advisor: PR
	Adam Riff	Fulfillment & Logistics Manager
	Alice Zhang	Strategic Advisor: Finance
	Rafael Dodo	Strategic Advisor: Operations
	Maya Degnemark	Marketing Intern

Perks

$150 — 25% off site-wide at btrnation.com

$300 — 25% off site-wide at btrnation.com BOLD, TENACIOUS & RESILIENT VIP swag bag

$500 — 50% off site-wide at btrnation.com BOLD, TENACIOUS & RESILIENT VIP swag bag

$1,000 — FREE box of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag

$2,500 — FREE 1-month supply of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag Exclusive Access to the B.T.R. Serial Snacker Club (sample all new recipes and be a part of product innovation!)

$5,000 — FREE 3-month supply of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag Exclusive Access to the B.T.R. Serial Snacker Club (sample all new recipes and be a part of product innovation!)

$10,000 — FREE 6-month supply of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag Exclusive Access to the B.T.R. Serial Snacker Club (sample all new recipes and be a part of product innovation!) Invite to annual investor meeting

$25,000 — FREE 1-YEAR supply of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag Exclusive Access to the B.T.R. Serial Snacker Club (sample all new recipes and be a part of product innovation!) Invite to annual investor meeting

$50,000 — FREE 1-YEAR supply of B.T.R. Bars BOLD, TENACIOUS & RESILIENT VIP swag bag Exclusive Access to the B.T.R. Serial Snacker Club (sample all new recipes and be a part of product innovation!) Invite to annual investor meeting FREE trip to San Francisco to tour B.T.R. NATION HQ and have farm-to-table dinner with Founder, Ashley

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment   here.